UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Endeavour Capital Partners LLC

Legal status of issuer

       Form
       Limited Liability Company

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       December 4, 2019

Physical address of issuer
350 Main Street, Suite E, Seal Beach, CA 90740

Website of issuer
https://www.endeavourar.com

Current number of employees
1

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,218,395	$111,375
Cash & Cash Equivalents	$158,586	$25,257
Accounts Receivable	$0	$0
Short-term Debt	$883,997	$178,021
Long-term Debt	$610,000	$0
Revenues/Sales	$77,560	$24,335
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	($539,830)	($307,729)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)

May 2, 2022

Endeavour Capital Partners LLC



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors and readers are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Endeavour Capital Partners LLC ("the Company") is a Delaware limited liability company, incorporated on December 4, 2019.

The Company has formed a Special Purpose Vehicle (SPV), Endeavour Capital Partners SPV I LLC which is jointly held between Endeavour Capital Partners LLC and COVENTURE - ENDEAVOUR CREDIT OPPORTUNITIES GP, LLC.

The Company is located at 350 Main Street, Suite E, Seal Beach, CA 90740.

The Company's website is https://www.endeavourar.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Investor information may be subject to periodic audits by the Department of Defense and other governmental agencies. Investors in the Company acknowledge that the Company and its owners are subject to periodic audits by the Department of Defense and other governmental agencies (the "Governmental Audits"). In order to comply with the Governmental Audits, the Company may be required to share certain information provided by the Investor. Investor further acknowledges that based upon such Governmental Audits, the Company has the right, in its discretion, to terminate this Crowd Note with respect to any Investor and to return Investor's capital and accrued interest in satisfaction of all rights and obligations under this Crowd Note.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The balance sheet lending market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company is a balance sheet lender, utilizing an external debt facility to originate loans directly to small businesses and businesses with Government Grants. The underlying loans are unsecured and may experience principal loss in the event of shortfalls in repayment by the small businesses. The Company is required to make monthly interest payments to the debt provider who has recourse in the event of a default by the Company.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company's Board does not hold regular meetings or keep meeting minutes from its board meetings. Though the Company is a Delaware Limited Liability Company and Delaware does not legally require its entities to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin holding regular meetings or keeping board meeting minutes.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors, or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have an employment contract in place with James Parker or Christopher Lay. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if James or Christopher were to leave the Company, the Company might not have any ability to prevent their direct competition or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has conducted Related Party Transactions. The Company has formed a Special Purpose Vehicle (SPV), Endeavour Capital Partners SPV I LLC which is jointly held between Endeavour Capital Partners LLC and COVENTURE - ENDEAVOUR CREDIT OPPORTUNITIES GP, LLC. The Company has a $50MM loan service agreement established with CoVenture; and a $250,000 Subordinated Note established with Alternative Capital Investments.

BUSINESS

Description of the Business

ENDEAVOUR works with National Defense, Intelligence Community, Cybersecurity and Space government contractors, providing non-dilutive financing to help smooth cash flows and ensure execution on our Nation's most vital challenges.

We do this via AR funding – buying Accounts Receivable to allow small-to-medium sized contractors to accelerate their collection cash flow ahead of the traditionally slow government payment cycle.

THE CHALLENGE: Space and Defense entrepreneurs lack access to traditional financing. Mainstream VCs are turned off by the government customer, and traditional banks typically refuse to issue long term loans against short term contracts that can be cancelled at any time without penalty. Additionally, traditional bank financing is often unavailable due to the highly technical (and often classified) nature of work, predominantly early IP assets, and Government-derived revenue.

THE SOLUTION: Endeavour's Balance Sheet-as-a-Service. We buy issued, verified invoices that are tied to government contracts, providing much needed cash flow support to growing businesses and government customer-focused entrepreneurs, while taking credit (in the form of Accounts Receivable) from the best creditor out there, the US Federal Government.

Additionally, we are committed to giving back 50% of our net profits to charities that serve the Veteran and Military Family communities; taking care of those who take care of us.

We are currently one of approximately 50 entities (and the only provider of non-dilutive capital) to be approved as a DoD Trusted Capital Partner, and as such, have been cleared to finance critical National Security programs.

Business Plan

As a US Department of Defense Trusted Capital Provider, Endeavour provides working capital to the nation's most critical industries, including Defense, Intelligence, and Space.

We are a Balance Sheet as a Service (BSaaS) platform geared towards originating and transacting with our client base on a scale of >$1.0 billion, and we do so by leveraging our Mission-Oriented Funding business model.

Additionally, providing exceptional service is simply not enough. That's why we're moved to invest 50% of our after-tax profits in charities that support our veterans, their families, and their communities.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Christopher Lay	Founder	Full Time Founder (January 2020 - Present). Strategic growth, Portfolio Management, Operations and Oversight Second Wave Capital Management. Full Time Chief Executive Officer, Wave Crest Financial (October 2018 - December 2019). Source, qualify, and purchase a single privately held company that is well-situated to thrive for 3-5 years, prior to exit/ realization.
James Parker	Founder	Full Time Founder (December 2019 - Present). Strategic growth, Portfolio Management, Operations and Oversight MedMen. Full Time Chief Financial Officer (January 2018 - November 2018). Provide strategic management of the accounting and finance functions of the company

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	Percentage ownership of the Company by the holders of such securities	Other material terms
Common Units	420,575	Yes	N/A	100%	N/A
SAFEs	$610,000	If converted	N/A	N/A	See below
Crowd Notes	$1,003,000	If converted	N/A	N/A	See below

The Company has outstanding short-term liabilities as of December 31, 2021, that consists of accounts payable, credit card balances, and line of credit balances accrued in the course of day-to-day operations.

The Company has outstanding long-term liabilities as of December 31, 2021, that consists of outstanding SAFE notes. In Q1 2022, the Company closed on outstanding Convertible Notes, which are now classified as long-term liabilities.

The Company has $610,000 of outstanding SAFE notes, which are convertible to equity at a 15% discount to any subsequent fundraising and not subject to a valuation cap.

The Company has approximately $1,003,100 of outstanding Crowd Notes, a form of Convertible Notes, that were closed on in Q1 2022. The Crowd Notes have a discount of 20% and a Valuation Cap of $18,000,000 and accrue interest at a 5% rate with a Maturity term of 24 months.

Ownership
A majority of the Company is owned by Christopher Lay and James Parker.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Christopher Lay	206,081.89 Common Units	49%
James Parker	206,081.89 Common Units	49%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Endeavour Capital Partners, LLC was incorporated on December 4, 2019, in the state of Delaware. The Company's headquarters are located in Seal Beach, California.

The Company has formed a Special Purpose Vehicle (SPV), Endeavour Capital Partners SPV I LLC which is jointly held between Endeavour Capital Partners LLC and COVENTURE - ENDEAVOUR CREDIT OPPORTUNITIES GP, LLC.

We empower the entrepreneurial communities that traditional financing overlooks. Our mission is to support entrepreneurs and their communities by bridging the gap in underbanked industries through A/R finance and asset-based lending. Invoice factoring and A/R funding are types of asset-based lending available to startups that work in the Government, Defense, and Intelligence space. Our clients are our partners in support of social and economic progress for people around the world.

Liquidity and Capital Resources
The Company has approximately $160,000 in cash on hand as of December 31, 2021, which will be used to execute our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps, the Company intends to take, readers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making any investment decision, investors should carefully consider the valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), considering inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

The Company has $610,000 of outstanding SAFE notes, which are convertible to equity at a 15% discount to any subsequent fundraising and not subject to a valuation cap.

The Company has approximately $1,003,100 of outstanding Crowd Notes, a form of Convertible Notes, that were raised through a Regulation CF and Regulation D, 506(c) offering that closed in Q1 2022. The Crowd Notes will convert with a discount of 20% or with a Valuation Cap of $18,000,000 in a Qualified Equity Financing. The Convertible Note interest rate is 5% and the Maturity term is 24 months. SI Securities, LLC acted as the intermediary and broker-dealer in the Regulation CF offering.

Dilution
When the Company issues more shares (or additional equity interests), the percentage of the Company that investors own will go down, even though the value of the Company may go up. Investors will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If investors are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has formed a Special Purpose Vehicle (SPV), Endeavour Capital Partners SPV I LLC which is jointly held between Endeavour Capital Partners LLC and COVENTURE - ENDEAVOUR CREDIT OPPORTUNITIES GP, LLC.

The Company has a $50MM loan service agreement established with CoVenture; and a $250,000 Subordinated Note established with Alternative Capital Investments.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, and its security holders: None.

Bad Actor Disclosure
None.

Ongoing Reporting.
Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Christopher Lay*
_____
(Signature)

Christopher Lay
_____
(Name)

Co-Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Christopher Lay*
_____
(Signature)

Christopher Lay
_____
(Name)

Co-Founder
_____
(Title)

May 2, 2022
_____
(Date)

/s/ *James Parker*
_____
(Signature)

James Parker
_____
(Name)

Co-Founder
_____
(Title)

May 2, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller, or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



COMPANY CERTIFIED FINANCIALS

I, Christopher Lay, certify that the financial statements of Endeavour Capital Partners LLC as of 12/31/2021 included in this Form are true and complete in all material respects.

Christopher Lay,

CEO

Endeavour Capital Partners, LLC

5/2/2022

Endeavour Capital Partners LLC

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 OPERATING (6650)	158,585.98
Total Bank Accounts	**$158,585.98**
Other Current Assets	**$953,814.75**
Total Current Assets	**$1,112,400.73**
Fixed Assets	
1600 Furniture & Fixtures	3,047.53
Computer & Equipment	1,020.33
Total Fixed Assets	**$4,067.86**
Other Assets	
1800 Equity Investments	
1810 Safe Note Lito Corp	101,926.69
Total 1800 Equity Investments	**101,926.69**
Total Other Assets	**$101,926.69**
TOTAL ASSETS	**$1,218,395.28**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
2200 Credit Cards	28,997.34
Total Credit Cards	**$28,997.34**
Other Current Liabilities	
2020 Line of Credit	850,000.00
2100 Factoring Reserve	0.00
Loan from ECP SPV I	5,000.00
Total Other Current Liabilities	**$855,000.00**
Total Current Liabilities	**$883,997.34**
Long-Term Liabilities	
2800 SAFE Note	610,000.00
Total Long-Term Liabilities	**$610,000.00**
Total Liabilities	**$1,493,997.34**
Equity	
3000 Opening Balance Equity	0.00
3101 Paid-In Capital - Chris	206,081.89
3102 Paid-In Capital - James	206,081.89
3300 Retained Earnings	-147,936.05

Endeavour Capital Partners LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Net Income	-539,829.79
Total Equity	**$ -275,602.06**
TOTAL LIABILITIES AND EQUITY	**$1,218,395.28**

Endeavour Capital Partners LLC

Profit and Loss by Month

January - December 2021

	TOTAL
Income	
Management Income	77,560.36
Total Income	**$77,560.36**
GROSS PROFIT	**$77,560.36**
Expenses	
6000 Marketing	**196,856.09**
7000 Operational Expenses	**353,775.22**
8000 Client Servicing Expenses	**13,292.00**
9000 Other Business Expenses	**46,291.67**
9350 Charitable Contributions	11,917.17
Bank Charges & Fees (deleted)	0.00
Total Expenses	**$622,132.15**
NET OPERATING INCOME	**$ -544,571.79**
Other Income	**$4,742.00**
NET OTHER INCOME	**$4,742.00**
NET INCOME	**$ -539,829.79**

Endeavour Capital Partners LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-549,829.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-93,853.27**
Net cash provided by operating activities	**$ -643,683.06**
INVESTING ACTIVITIES	**$ -4,067.86**
FINANCING ACTIVITIES	**$781,080.00**
NET CASH INCREASE FOR PERIOD	**$133,329.08**
Cash at beginning of period	25,256.90
CASH AT END OF PERIOD	**$158,585.98**